UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2016

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

AGM Statement dated 28 April 2016

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: April 28, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: April 28, 2016

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

28 April 2016

BARCLAYS PLC

AGM STATEMENTS

Chairman's 2016 AGM Statement

Good morning and welcome to Barclays' 2016 Annual General Meeting.  This year sees Barclays 326th year, and my first as your chairman.

Today we are having two separate meetings - our Annual General Meeting, and to follow immediately, a General Meeting, to approve the sell down of our investment in Barclays Africa Group to a minority position and deconsolidated from an accounting perspective.

Before I give my address, let me first introduce you to the new members of your board.

Firstly, Jes Staley our new Chief Executive who has 37 years' experience in banking, investment banking and investment management, who joined in December 2015.  You will hear more from Jes later.

Then Sir Gerry Grimstone our Deputy Chairman and Senior Independent Director who has extensive government experience and over 30 years' experience in financial services including investment banking, insurance and investment management.  Gerry has been Chairman of Standard Life since 2007.

Finally, Diane Schueneman, non-executive director, who has extensive expertise in managing global, cross-discipline business operations, client services and technology in the financial services industry.

Since we appeared on the platform last year, a number of directors have retired - Sir David Walker, our former chairman, Sir Michael Rake, our Senior Independent Director, Antony Jenkins our Chief Executive Officer, as well as Sir John Sunderland, Wendy Lucas-Bull, and Frits Van Paasschen, who retires today, as non-executive directors.  I would like to take this opportunity of thanking them all for their contribution to the Group. Unfortunately, Steve Thieke, one of our non-executive directors, is unable to attend today because of another commitment and sends his apologies.

The evolution of the board will continue in the period ahead, including the addition of a number of new non-executive male and female directors, including the future chairman of Barclays UK, which will become our ring-fenced bank.

Of course, being on a bank board today is not for the faint-hearted, and identifying people of the right calibre can be daunting.  Fortunately, the Barclays name is able to attract people with the finest credentials.  I would therefore like to take this opportunity on your behalf to thank our Board for their contribution to our company.

I would also like to acknowledge the continuing dedicated service provided by our staff in difficult times.

Turning now to today's meeting, it must be absolutely clear to everyone here that Barclays and indeed the banking industry continues to face incredible challenges, and it goes without saying that my first year as your chairman has indeed been eventful.  A great deal has been done, however yet more is required to bring the company from its present position to prosperity.  This said, as each day passes I become more confident that we'll achieve this.

Today I would like to leave you with four key messages:

Firstly, I'd like to thank you all for your incredible patience while we turn things round

The past few years have been an extremely difficult time for shareholders, and sadly this continues today.  We fully appreciate shareholder concern over the loss of shareholder value and I'm sure the decision to reduce the dividend temporarily, would have been an unwelcome surprise to most of you.

We did maintain the full year 2015 dividend in line with earlier commitments made, but took the difficult decision to signal reduced dividends for 2016 and 2017, after which time we should be able to cover them from earnings.

Going forward, the most accretive thing we can do to restore value, is to run down the non-core portfolio.  This is a significant drag on current earnings.  In order to accelerate its run-off, we decided it was necessary to create the financial capacity to do so, by retaining a higher amount of earnings, thereby also underwriting our future capital ratios. We do believe that the shareholder value we can create by accelerating the closure of non-core will significantly exceed the cost to shareholders of the dividend reduction. I can also assure you that the decision was only taken after a thorough discussion and debate by the Board.

Unfortunately, we are where we are.  That we find ourselves in a similar position with other major UK and European banks does not provide any comfort and is not an acceptable explanation.

My second message to you is the challenge we face is enormous, complex and will take time

However, it is worth remembering that we are in the process of turning around what was recently the largest bank in the world by assets.

It was in full consciousness of this, that I undertook the role as your Chairman, with the strong conviction that we could not only stabilise the situation, but also return the group to prosperity during my tenure. I therefore take full personal responsibility for the situation of the company, as does the Board.  The issue is ours to fix, and fix it we will.  It does though leave a great deal to do.

For example, we are heavily positioned in the UK and the US where the economic environment is subdued, and market conditions remain difficult.  We feel this especially in investment banking where the industry as a whole operates below its cost of capital.  At the same time, unusually low interest rates and increased competition are severely impacting deposit and mortgage margins.

We are also faced with the current impact of a number of historical matters, including PPI where we still await the introduction of a time-bar on claims, and historic legal and conduct issues, particularly in the US.  We also have an enormous residual non-core portfolio that will drag profits significantly this year.

We are now subject to increasing capital and liquidity requirements as a globally systemic bank, that make our African business and certain other international businesses, non-viable economically for us.  We are required to hold capital for 100% of our African business, even though we only own 62%.  This is exacerbated by higher equity and additional loss absorbing capital requirements as well as the UK bank levy.  Unfortunately, this means that is extremely difficult for us to earn a satisfactory return from the business and it was with some sadness therefore that we concluded that we were no longer the best owners.

Additionally, over the next two years, we are required to create and operate, a separate ring-fenced bank for our UK retail and small business customers.  This is highly complex and will be undertaken at a cost close to £1 billion.

My third message is we have already taken firm decisive action and are making real progress

While the challenge remains enormous, fortunately, we can take significant comfort in the fact that we have now stabilised the situation, and have put in place concrete plans in place to deal with these remaining issues and challenges.

We changed the senior management team and I was delighted that we were able to attract someone with the experience and track record of Jes Staley as our new CEO.  Jes has made an excellent start and has a firm grip on what needs to be done.  Leading our core businesses, Ashok Vaswani has been appointed head of Barclays UK, Amer Sajed will now head Barclaycard globally, and we will appoint a new head of Corporate and Investment Banking externally.  Leading some of our main operational and control functions, Jes has appointed Paul Compton as Chief Operating Officer as well as C.S. Venkatakrishnan as Chief Risk Officer, to work alongside Tushar Morzaria as Chief Financial Officer.  We believe this will be one of the strongest management teams in banking.

The Board also reflected on the strategy of the Group, and decided that our strategic core was our UK retail and small business franchise in the UK as well as our related domestic and international credit card businesses in the UK, US, Germany and Scandinavia; our international Corporate and Investment Banking business largely centred around our major businesses and trading hubs in London and New York.

The remainder of the group was either scaled back to a nominal position or re-designated non-core to be exited, over and above the continued run down of the heritage non-core portfolio.

I realise our position in investment banking raises questions, as we have a substantial position in a sector which is facing difficult times, and indeed produces a return well below what is required.  I would therefore like shareholders to understand our current thinking.  The business is indeed very large, producing £7.6 billion in income last year, (30% of the total), and is profitable.  It is not a single entity but much more complex, and is spread across multiple branches and subsidiaries, and particularly in the London, New York and international branches of Barclays Bank plc.  Some segments are very successful, but offset by weaker ones that are interdependent and necessary for the success of the others.  Accordingly, we have been focused on ensuring the scale of the business is appropriate.  We have therefore reduced selectively our investment to a smaller, lower-risk, more focused proposition, and at a level where we believe it can be sustainable and produce acceptable returns, even in this environment.  Of course to achieve this will still require significant further work to bring its underlying economics towards the returns we require.  This work on weaker segments and on overall revenues cost and capital is well underway, and we believe it will have the desired outcome.

Even in my short tenure as Chairman, the external challenge has become tougher.  Accordingly, since the beginning of last year, we have announced the strategic withdrawal from approximately 25 countries, and the exit of several business lines.  In this respect, we announced the intention to sell down our holdings in Barclays Africa Group to a non-controlling interest; the sale of our US Private Banking business, as well as that in Hong Kong and Singapore; the sale of our European Retail banking franchises; the closure of all local currency trading outside our major hubs and certain securitised products trading in the US; as well as the exit of cash equities trading other than in New York and London.  Together these amount to a major strategic shift in the Group.

Additionally, when I assumed the chairmanship, we had 132,000 full-time employees in the group, of which half reported into the group centre rather than to the businesses for which they were responsible.  We have now decentralised the bulk of these, such that the businesses now have full accountability and line of sight over their full economic scope.  This, together with very significant technological, operational and overhead reduction initiatives, will result in substantial cost savings.  Following the sell down of Barclays Africa Group and the exit of non-core, we would expect group full-time employees to reduce by some 50,000 people to end around 80,000.  This is a reduction of nearly half of the staff we had in the group at our peak, and simplifies significantly, the management of the group.

As a result of all of these actions the Company will be significantly smaller, safer, more focused, less leveraged, better capitalised and highly liquid.  Comparing now with the height of the crisis, our balance sheet has halved, as has financial leverage; shareholders' equity is up some 50%, and has almost doubled as a percentage of risk-weighted assets.

However, while we will continue this journey towards greater financial strength, the main issue for the group is no longer capital but earnings and returns.  For the past few years, we have produced either negligible retained profits or losses before dividends.  Going forward, we need to reverse this and generate superior returns out of our franchise.

Finally, I believe there is light at the end of the tunnel

In the eye of the storm it is difficult to sustain or engender faith in the organisation and in its future.  For my part, while we continue to be buffeted by historical matters and the political and regulatory environment, I have never lost sight on the end game, the way forward and our eventual success.

We are working with the aim of achieving a significantly improved 2017 financial outcome, and ultimately a clean and prosperous year in 2018.  By this time, the new two-bank structure will be fully operational, and hopefully, a respectable dividend level reintroduced.

What we do this year therefore is crucial.  It will require us firstly to bring our core businesses to full operating performance, particularly in Corporate and Investment Banking.  Secondly, to complete all necessary restructuring.  Thirdly, to bring forward to the extent possible the resolution of historical conduct matters, and finally, to run-off as much of the non-core portfolio as possible.  It will indeed be a busy but productive period.

All in all, notwithstanding the challenge, I am very confident all of this can be achieved and I look forward, like you, to better times ahead.

Thank you.

Let me now hand over to your Chief Executive.

Chief Executive's 2016 AGM statement

Thank you John.

I'm very pleased to be here today at my first AGM as Chief Executive of your bank, and to have had the opportunity to meet some of you personally before the meeting.

I've been in this job for five months now, and in that time I've grown very proud of Barclays and of our people.

Much has already been achieved in the transformation of this business in the past few years, and I want to pay tribute to the work of my predecessor Antony Jenkins. Thanks to him, and to my colleagues, we are a long way ahead of many of our competitors in the fundamental repositioning that all banks are having to go through to be successful in this second decade of the 21st Century.

We have a really great set of core businesses, which already deliver competitive returns. Barclays today enjoys an enviable position in the UK, and has a unique, strong and balanced transatlantic reach, with a foot planted firmly in each of the world's great capital markets.

But a large and persistent drag in Barclays - represented by our Non-Core Unit - means that you, our owners, are not yet realising the benefits of this strong Core performance of your business.

So I - we all - understand that it is now time to finish the job. You have been patient long enough.

That is fundamentally what the strategy update I presented at the start of March is about therefore: finishing the job in a reasonable timeframe. Setting out clearly the end-state of this business and delivering the returns you rightly deserve as quickly as possible.

And today I would like to update you on the progress we are making in three key areas.

First, defining and delivering the final shape and structure for Barclays, further simplifying the business, and tightening our focus to those areas where we truly excel.

Second, significantly accelerating the run-down of Barclays Non-Core - because, as John said in his remarks, until we get that drag out of this business, then shareholders cannot get the returns they deserve, however well our Core business performs.

And third, for the same reason, dealing with legacy conduct issues as quickly as possible - and ensuring that new problems do not arise by completing the cultural transformation of Barclays.

Let me turn first in more depth to core business performance and to how we are reshaping Barclays.

We're now firmly focussed on our strength as a Transatlantic Consumer, Corporate and Investment Bank, anchored in the two financial centres of the world, London and New York.

And Barclays is today operating two clearly defined and complementary divisions, Barclays UK, and Barclays Corporate & International.

Barclays UK, which will become our ring-fenced bank, includes our leading retail bank, our UK consumer credit card business, and our lending and financial services for small businesses, which are the lifeblood of the UK economy.

Barclays Corporate & International comprises our market-leading Corporate banking business, our growing Barclaycard and payments operations in parts of Europe and across the U.S., and our globally competitive Investment Bank.

These are both strong divisions, containing established high-quality franchises. They are already delivering well today, and I am confident that they will continue to improve strongly over time.

I am encouraged by our first quarter results for these core operations which we announced yesterday.

Core Return On Tangible Equity is 9.9%, Barclays UK posted an impressive 20.5% return for the first quarter, and there are businesses, such as our international cards and payments operation, which are exhibiting very strong growth opportunities.

Of course there is more work to be done on the Core, and in particular we need to continue to improve the returns in our Corporate & Investment Bank. My management team and I are very focused on actions to achieve that improvement.

But the performance we are producing today in the Core clearly shows the potential power of the Group once it is unshackled from the drag of Non-Core.

Importantly, the direction of travel on cost continues to be downward. We are well on track to meet our 2016 guidance for the Core business of a cost level of £12.8 billion, and we have an eye on our longer term target of a Group cost to income ratio below 60%.

Finally, on the future shape and structure of Barclays, I announced in March that we intend to move over time to a non-controlling, non-consolidated holding in Barclays Africa.
I want to be clear: Barclays Africa is a great business and its strength is testament to our commitment to, and stewardship of, our businesses in Africa for over a century.

I know there are people here today who regret, as we do, that this decision is necessary. But necessary it is.

Because, as John has said, we are faced with a situation where we shoulder 100% of the financial burden - including significantly increased capital and regulatory requirements over the past few years - but where we only receive 62% of the benefits.

There are a number of other costs of ownership to us which mean that, whilst earning attractive returns locally, these do not translate to the equivalent in our books. We therefore need to make the hard choice to sell down our stake, and thereby release the benefits to the wider Group, such as freeing up capital and reducing our UK bank levy payments.

We will make this transition in an orderly way over the next 2-3 years, handing on a strong and strengthening business to new owners, and receiving fair value for it.

Our second area of focus is aggressively accelerating the run-down of Non-Core so that we can get more of the returns which our Core businesses are already producing, to our shareholders.

Here, our progress so far this year is quite strong.

We announced in January our decision to exit Investment Banking in nine countries, simplifying our business, reducing cost, and focusing our geographical footprint.

We have also signed an agreement with JP Morgan to govern the transfer of a sub-set of our legacy Non-Core derivatives portfolio. This is one of the biggest novation trades that I know of.

Earlier this month we completed the sale of Barclays' Retail, Wealth and SME banking businesses in Portugal, resulting in a further £1.8bn reduction in Risk Weighted Assets and taking around £70m of annualised costs permanently out of the business.

Other announced sales - including the Italian branch network and the Index business - remain on track to complete in 2016.

And in the last few weeks alone we've announced three further significant steps forward, to simplify our business, and cut the Non-Core drag:

•	First - very importantly, the sale of our Asia Wealth business to Bank of Singapore, a subsidiary of the OCBC.

•
Second, as announced yesterday, we have entered into exclusive discussions with AnaCap Financial Group for the proposed purchase of our French Retail Banking network. If a transaction were to be agreed, it would effectively complete our exit from branch based retail banking in Continental Europe in just under two years.

•	And third, as announced just this morning, we have now agreed the sale of our Southern European Cards business to Banco Popular.

Taken together, this is very tangible progress towards the day when our Group returns converge with our Core returns, it means less cost in Barclays, and it means capital is freed up to re-deploy against growth opportunities.

This first quarter performance is what I meant when I talked on March 1st about accelerating Non-Core run down, and I am determined to keep up the pace.

But accelerating Barclays Non-Core run down comes at a price, and has meant taking the very difficult decision to reduce the dividend to 3 pence in 2016 and 2017 to fund that work.

Like you, I am a Barclays shareholder too - investing substantially in this company was one of the first things I did upon being appointed - and my interests are firmly aligned with yours. I knew therefore that this decision would not be welcome or popular.

However, I believe it is better to move quickly and decisively to eliminate the drag in this business now, than to accept high levels of attrition on your returns for a much longer time than is necessary. And I hope the early progress we have made in accelerating the run-down of Non-Core gives you confidence in the speed at which we will deliver.

That said, I acknowledge that it is you, our shareholders, who must bear the short-term pain, and I want to be clear with you that we are determined to get the dividend to the level you deserve as quickly as we can.

And by 'level you deserve' I mean one which is eventually higher than the 6.5 pence you received before. My intention is not to simply restore the dividend to a pre-cut level but to increase it progressively over time. The actions we are taking now in relation to Non-Core will accelerate the timescale for when that may be achieved.

Finally this morning, let me turn to culture and conduct.

We are first of all very focussed on removing the other main drag on returns - the drag generated by fines for past conduct issues.

We are working hard to bring outstanding issues to a conclusion as swiftly as possible, and there will also be no let-up in the critically important work to transform Barclays' culture.

As a young man straight out of college in 1979 I joined Morgan Guaranty Trust Company, which later became part of what is today JP Morgan Chase of New York. I joined it because I was fascinated by being part of the profession of banking - part of how banks and bankers can help people, businesses and countries to grow, to prosper, and to achieve their ambitions. If we behave with integrity and transparency then we will gain the trust of all of our stakeholders.

I want to help to restore our profession to the esteem and respect that it enjoyed when I first joined it - esteem and respect that I certainly feel for my colleagues in Barclays as I see the way in which they serve our customers and clients every day.

You know, one of the most important meetings I've had since arriving at Barclays was with the Tierney family in February. Alex, the oldest, and her brothers Paul and James, are all part of our apprenticeship scheme, and work in our SkyBranch in Liverpool. All three of them are hugely passionate about serving our customers and clients, and about building their careers. It really brought home to me the positive wider role which Barclays plays across UK society, beyond banking.

And that's just one excellent programme.

I'm also very proud of our Digital Eagles. So far they have helped 880,000 people to become more comfortable using technology through Tea & Teach sessions, Code Playgrounds, and in schools.

And then there's LifeSkills - a programme designed to help young people enter the world of work. More than 2.4 million of them have been through this Barclays initiative.

This is all important and valuable work, and as a proud British company we will of course carry on doing it, and more.

So, in closing, let me say that I am encouraged by our progress so far. I am hugely excited by the potential of your business for the future. And I am absolutely determined, along with all my colleagues, to deliver on our plan and to reward your patience as quickly as we can.

Let me also reiterate that I am enormously honoured and proud to be CEO of this great company and to be serving you, our shareholders.

Thank you for your time, for your continued support, and I look forward to your questions.

For further information please contact:

ANALYSTS AND INVESTORS
Kathryn McLeland               +44 (0)20 7116 4943

MEDIA
Tom Hoskin                          +44 (0)20 7116 6927

About Barclays
Barclays is a transatlantic consumer, corporate and investment bank offering products and services across personal, corporate and investment banking, credit cards and wealth management, with a strong presence in our two home markets of the UK and the US.

With over 325 years of history and expertise in banking, Barclays operates in over 40 countries and employs approximately 130,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide.

 For further information about Barclays, please visit our website home.barclays

Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Barclays Group's (the "Group").  The Group. cautions readers that no forward-looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'may', 'will', 'seek', 'continue', 'aim', 'anticipate', 'target', 'projected', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', 'achieve' or other words of similar meaning. Examples of forward-looking statements include, among others, statements or guidance regarding the Group's future financial position, income growth, assets, impairment charges, provisions, notable items, business strategy, capital, leverage and other regulatory ratios, payment of dividends (including dividend pay-out ratios and expected payment strategies), projected levels of growth in the banking and financial markets, projected costs or savings, original and revised commitments and targets in connection with the strategic cost programme, the Group Strategy Update announced in May 2014 and the Group Strategy Update  announced in March 2016, rundown of assets and businesses within Barclays Non-Core, sell down of the Group's interest in Barclays Africa Group Limited, estimates of capital expenditures and plans and objectives for future operations, projected employee numbers and other statements that are not historical fact.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. These may be affected by changes in legislation, the development of standards and interpretations under International Financial Reporting Standards, evolving practices with regard to the interpretation and application of accounting and regulatory standards, the outcome of current and future legal proceedings and regulatory investigations, future levels of conduct provisions, future levels of notable items, the policies and actions of governmental and regulatory authorities, geopolitical risks and the impact of competition. In addition, factors including (but not limited to) the following may have an effect: capital, leverage and other regulatory rules (including with regard to the future structure of the Group) applicable to past, current and future periods; UK, United States, Africa, Eurozone and global macroeconomic and business conditions; the effects of continued volatility in credit markets; market related risks such as changes in interest rates and foreign exchange rates; effects of changes in valuation of credit market exposures; changes in valuation of issued securities; volatility in capital markets; changes in credit ratings of any entities within the Group or any securities issued by such entities; the potential for one or more countries (including the UK) exiting the Eurozone; the implementation of the strategic cost programme; and the success of future acquisitions, disposals and other strategic transactions. A number of these influences and factors are beyond the Group's control. As a result, the Group's actual future results, dividend payments, and capital and leverage ratios may differ materially from the plans, goals, expectations and guidance set forth in the Group's forward-looking statements. Additional risks and factors which may impact the Group's future financial condition and performance are identified in the Group's filings with the US Securities and Exchange Commission (the SEC) (including, without limitation, in the Group's 2015 Annual Report filed on Form 20-F) which are available on the SEC's website at www.sec.gov.

Subject to our obligations under the applicable laws and regulations of the United Kingdom and the United States in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise.